SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Westinghouse Solar, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

009720103

(CUSIP Number)

Gerry McGowan
CBD Energy Limited
Suite 2 - Level 2, 53 Cross Street Double Bay
Sydney, NSW 2028
+61 2 9363 9910

With a copy to:

Yvan-Claude Pierre, Esq.
Reed Smith LLP
599 Lexington Avenue
New York, New York 10022
(212) 521-5400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 15, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No:                     009720103

1.	NAME OF REPORTING PERSON:

CBD Energy Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(See Instructions):

(a)                                           ☐
(b)                                           ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions) WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e): ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	1,666,667
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	1,666,667
	10.	SHARED DISPOSITIVE POWER	0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,666,667

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.4%

14.	TYPE OF REPORTING PERSON (See Instructions) CO

Introductory Note:

This Amendment No. 1 amends and supplements the Statement of Beneficial Ownership on Schedule 13D filed by CBD Energy Limited, a corporation organized under the laws of Australia (the “Reporting Person”), on January 9, 2012 (the “Original Schedule 13D”) to the extent specifically set forth below.  Except as otherwise indicated, capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Original Schedule 13D.

Item 4.    Purpose of Transaction.

Item 4 is amended and supplemented by adding the following after the last paragraph thereof:

On February 15, 2012, the Issuer and the Reporting Person entered into a term sheet pursuant to which the Reporting Person would acquire the Issuer by means of a merger in which the Reporting Person would become the surviving parent company and the Issuer (or a newly formed subsidiary of the Reporting Person into which the Issuer is merged) would become a direct or indirect wholly-owned subsidiary of the Reporting Person. Pursuant to the term sheet, the stockholders of the Issuer would receive shares of the Reporting Person in exchange for their shares of Common Stock of the Issuer.

The term sheet is generally non-binding on the parties, with the exception of certain provisions that are binding, including, but not limited to, provisions that restrict the Issuer from entering into a sale of the Issuer or similar transaction with any third party besides the Reporting Person for a limited exclusivity period and further providing for the payment by the Issuer to the Reporting Person of up to $350,000 for violating such exclusivity terms.  Further, the Issuer may not take certain corporate actions, including paying dividends, making certain capital expenditures, selling assets, or amending its charter or bylaws, until the termination of the exclusivity period.  The exclusivity period ends as early as March 15, 2012 but may be extended until as late as April 15, 2012 under certain conditions, and may otherwise be extended upon the mutual agreement of the parties.

The foregoing summary is not intended to be an exhaustive description of the potential transaction or the terms and conditions thereof, which will be set forth in definitive documentation to be negotiated by the Issuer and the Reporting Person.   The terms described above and the closing of the transactions described herein remain subject to the negotiation and execution of definitive documentation by the Issuer and the Reporting Person, and customary closing conditions, including Nasdaq listing approval of the Reporting Person.  No assurance can be given that any of these parties will execute definitive documentation, that the definitive documentation will reflect the terms described above or that any of the contemplated transactions will occur at all.

The information set forth in response to this Item 4 is qualified in its entirety by reference to the term sheet, which is incorporated herein by reference.

Item 7.   Material to be Filed as Exhibits

Exhibit B –    Term Sheet between the Issuer and the Reporting Person, dated February 15, 2012.

Exhibit C –    Media Release, dated February 17, 2012.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2012                    CBD Energy Limited

By:   /s/ Gerry McGowan
Name:     Gerry McGowan
Title:       Managing Director

Exhibit B

February 15, 2012

Westinghouse Solar, Inc.
1475 South Bascom Ave., Suite 101
Campbell, CA 95008

Ladies and Gentlemen:

This term sheet (this “Term Sheet”) is intended to describe the current, preliminary understanding between the Parties and is intended to serve as the basis for continuing negotiation of definitive terms and conditions of a proposed acquisition (the “Acquisition”) of Westinghouse Solar, Inc. (“WEST”) by CBD Energy Limited (“CBD”).  Each of WEST and CBD is sometimes individually referred to herein as a “Party” and together the “Parties”.  Upon execution and delivery of this Term Sheet by both Parties, this Term Sheet will thereby supersede any previous agreement or understanding of the Parties with respect to the proposed Acquisition (the “Original Term Sheet”). Except for the sections below titled “Transaction Milestones,” “Conduct of WEST Business Prior to the Execution of the Definitive Agreements,” “Termination/Expenses,” “Exclusivity,” “Confidentiality,” “Notices,” “Assignment,” “No Third-Party Beneficiaries,” “Governing Law,” and “Severability,” which the Parties agree are binding, this Term Sheet is non-binding and does not obligate either Party to consummate the Acquisition or any transaction with respect thereto.  The consummation of the Acquisition is subject to the completion of due diligence reviews by both Parties, negotiation and execution of a definitive agreement and plan of merger and any other agreement that may be necessary to effect the Acquisition (together, the “Definitive Agreements”) and the satisfaction of conditions (including but not limited to those set forth below), all of which are subject to the approval of the Parties’ respective Boards of Directors in their sole discretion.

Transaction Structure:
The Acquisition would be structured as a merger, with CBD being the surviving parent company, WEST (or a newly formed subsidiary of CBD into which WEST is merged) becoming a direct or indirect wholly-owned subsidiary of CBD, and WEST stockholders receiving shares of CBD in exchange for their shares of WEST (the “Merger”), pursuant to the Definitive Agreements.

As of the date hereof and for purposes of this paragraph: (i) CBD’s fully diluted common shares are 500,429,060 (472,504,060 issued, plus granted options of 27,925,000) and (ii) WEST’s fully diluted common shares are 24,633,371 (16,512,803 issued, plus 3,409,029 issuable upon conversion of preferred stock, plus 1,077,744 employee options, plus warrants to purchase 3,633,794 shares).  The Merger will result in the holders of securities of CBD, on a fully diluted basis (including any convertible securities, options and warrants), owning 85% of the CBD common stock and the holders of WEST securities, on a fully diluted basis (including any convertible securities, options and warrants), owning 15% of the CBD common stock, in each case on a post-Merger basis. For avoidance of doubt, this would result in WEST security holders receiving 88,311,011 CBD shares before giving effect to any CBD stock consolidation.  WEST acknowledges that any new share issuances required to finance its ongoing operations prior to the consummation of the Merger will not result in its security holders receiving more than 88,311,011 CBD shares before giving effect to any CBD stock consolidation.  WEST also acknowledges that the planned capital raise about to commence for CBD is intended to fund business development for the combined company and no adjustment will be made to the number of CBD shares issued to WEST shareholders as a result of the issuance of new equity or convertible securities by CBD after the date hereof (including for purposes of effecting condition (i) to CBD entering into the Merger Agreement) and but prior to the consummation of the Merger.
It is anticipated that the Merger would be structured to be tax-efficient for CBD and could result in a taxable transaction to WEST stockholders.

Voting Rights	Voting rights of the common stockholders of WEST on a post-Merger basis will be dictated solely by the number of common shares received.

Transaction Milestones
To the extent practicable, the Parties will commit the resources reasonably necessary to finalize due diligence and complete the negotiation of Definitive Agreements on or before March 2, 2012.  Further milestones toward completion of the Merger, such as scheduling of shareholder meetings, shall be set forth in the Definitive Agreements. WEST acknowledges that CBD is continuing to conduct and finalize a due diligence review of WEST and its subsidiaries in connection with the Acquisition, and WEST shall grant CBD access to such documents and WEST individuals as CBD reasonably requests. CBD acknowledges that WEST is continuing to conduct and finalize a due diligence review of CBD in connection with the Acquisition, and CBD shall grant WEST access to such documents and CBD individuals as WEST reasonably requests. The Parties shall negotiate in good faith to enter into the Definitive Agreements by March 2, 2012.

Promptly after the Parties entry into this Term Sheet, WEST shall establish a special committee of its board of directors, composed entirely of independent and disinterested directors, to evaluate the Acquisition on behalf of WEST. The date on which such special committee is formed is the “Special Committee Formation Date.” CBD has designated Gerry McGowan as its representative to interface with the WEST Special Committee.

Conduct of WEST Business Prior to the Execution of the Definitive Agreements
Except as expressly permitted or contemplated by this Term Sheet or as consented to in writing by CBD (which consent shall not be unreasonably withheld, conditioned or delayed), from the date hereof through the end of the Exclusivity Period (as defined herein), (x) WEST shall and shall cause WEST’s subsidiaries to conduct their respective businesses in the ordinary course, consistent with past practice and (y) WEST shall not (and shall cause WEST’s subsidiaries not to):

(i)  make capital expenditures which are more than $25,000 individually or  $100,000 in the aggregate;

(ii)  incur or otherwise become liable with respect to any indebtedness, other than under WEST’s existing bank line, or enter into any contractual commitments that obligate WEST to make cash expenditures in excess of $50,000 individually or $250,000 in the aggregate except in connection with the purchase of products and equipment in the ordinary course of business consistent with past practice;

(iii) sell, lease, license, surrender, relinquish, encumber, pledge, transfer or otherwise dispose of any business, property or assets having an aggregate market value in excess of $50,000 individually or $250,000 in the aggregate, except for:

(A) any of the following that are taken in the ordinary course of WEST’s business and consistent with WEST’s past practices: (1) the sale of products, and (2) dispositions of excess or unused property, equipment and inventory; and

(B) sales or licenses of intellectual property rights that either (1) are in the ordinary course of WEST’s business and consistent with WEST’s past practices; or (2) that the Board of WEST has approved and has determined to have a positive effect on WEST and the conduct of its business, provided that any such arrangements allow WEST to continue to pursue its existing business without change or restriction; or (3) that CBD has approved by written Notice to WEST and for which WEST has coordinated with CBD.  For avoidance of doubt, matters that satisfy clause (2) or (3) of this paragraph are permitted whether or not in the ordinary course of WEST’s business or consistent with past practice;

(iv) fail to maintain any material property in customary repair, order and condition consistent with current maintenance policies, ordinary wear and tear excepted;

(v)  discontinue, permit to lapse or otherwise fail to keep in full force and effect any material policies of insurance or knowingly take any action that would cause any such policy to terminate or be terminable prior to the expiration of its stated term;

(vi)  except as required by law, make or change any material tax election, change any annual Tax accounting period, adopt or change any tax accounting method, file any return, declaration, report relating to taxes in a manner that is materially inconsistent with past practice, settle any material claim made by any governmental authority (a “Tax Claim”), surrender any right to claim a refund of taxes, consent to any extensions or waivers of the limitations period applicable to any Tax Claim or assessment, or enter into a tax sharing agreement;

(vii)  purchase, redeem or otherwise acquire, or split, directly or indirectly, any of the common stock of WEST, or other equity securities or give notice of any intention to exercise any right to purchase, redeem or otherwise acquire, or split or combine, any of the common stock or other equity securities of WEST, provided that a stock combination to meet the NASDAQ listing requirements shall be permitted;

(viii)  declare or pay any dividends on or make other distributions (whether in cash, stock or property or any combination thereof), directly or indirectly, in respect of the common stock of WEST;

(ix)  amend the certificate of incorporation or bylaws or other organizational documents of WEST or any subsidiary;

(x)  settle any litigation or claim, of or against WEST on terms that would result in the making of a cash payment by WEST to any third party in excess of $90,000 (or $200,000 in aggregate in respect of all such litigations or claims), or that would result in any acknowledgement of infringement upon any material third party intellectual property rights by WEST or restrictions on the ability of WEST to make, sell or import products anywhere in the world;

(xi)  change any method of accounting or accounting practice used by WEST, except for any change required by U.S. GAAP or by law;

(xii)  cause or permit, by any act or failure to act, any material governmental license or permit to expire or to be revoked, suspended or modified, or take any action that causes any governmental authority to institute proceedings for the suspension, revocation or adverse modification of any material license or permit;

(xiii)  take any action within the control of WEST that would cause WEST to fail to maintain its Nasdaq Capital Market listing;

(xiv) enter into any employment agreement, compensation agreement or change of control agreement with any party, including any employees of WEST;

(xv)  take any corporate action or other action in furtherance of any of the foregoing; or

(xvi)  agree to do any of the foregoing.

Conditions to Enter into the Merger Agreement
WEST acknowledges that the following (without limitation) are conditions (subject to CBD’s express waiver thereof) to CBD’s willingness to enter into the Definitive Agreements, which conditions are to be satisfied by WEST:

(i)  WEST will have obtained the consent of the holders of its outstanding convertible securities (including all outstanding preferred stock), agreeing to convert their securities into the common stock of CBD upon consummation of the Merger (for the avoidance of doubt, this condition does not apply to outstanding warrants or options of WEST, which will remain outstanding, subject to their existing terms);

(ii)  CBD’s tax advisors will have concluded that net operating losses of WEST will be available immediately prior to consummation of the Merger in an amount sufficient in value to equal or exceed the value of the CBD common stock issuable to WEST stockholders upon closing of the Merger;

(iii)  CBD will have received voting agreements from Barry Cinnamon and Alpha Capital Anstalt under which they each agree to vote all shares of WEST capital stock they hold in favor of the Acquisition at the meeting of WEST shareholders;

(iv)  WEST’s shares of common stock will not have been delisted from trading on the Nasdaq Capital Market; and

(v)  WEST and CBD will have agreed to an operating plan (the “Operating Plan”), satisfactory to CBD, with respect to ongoing WEST operations between the signing of the Definitive Agreements and the closing of the Merger, as follows.  The Operating Plan will set forth a plan and a budget for operating WEST between the date of the Definitive Agreements and the closing of the Merger, including compliance with Nasdaq listing requirements and other items, and will also include additional limitations on WEST management authority, and arrangements for CBD and WEST to jointly pursue business opportunities identified by the Parties.

CBD Funding
At CBD’s option at any time during the Exclusivity Period, but as a condition to the right of CBD to elect to extend the Exclusivity Period beyond March 15, 2012, CBD and WEST will enter into a separate, binding agreement under which CBD provides working capital financing to WEST (the “CBD Funding”), through the purchase of common stock and/or bridge loans, to maintain continuity of ordinary operations and compliance with Nasdaq listing requirements, in the aggregate amount of up to $1.5 million to be received by WEST on or before March 31, 2012.

Conditions to Closing the Acquisition
The Merger is expected to close under the terms of the Definitive Agreements no later than July 15, 2012, subject to permitted extensions of such date in accordance with the Definitive Agreements, which extensions shall include reasonable time lines for review of proxy materials by the SEC, obtaining regulatory consents, if any, and satisfaction of notice provisions for shareholder approvals under applicable U.S. and Australian law and the Parties’ governing documents.    Closing conditions will include, but not be limited to, the following:

i. Requisite approval of the Acquisition by the Parties’ shareholders;

ii. Continuation of the post-merger entity as a compliant SEC registrant;

iii. NASDAQ listing approval for CBD upon consummation of the Acquisition;

iv. Opinions of tax counsel satisfactory to the Parties regarding the tax treatment of the Acquisition;

v. Absence of material adverse changes in the business or prospects of the Parties; and

vi. Completion of requisite regulatory approvals including but not limited to effectiveness of a Registration Statement on Form F-4.

Termination/Expenses
Either Party may terminate pursuit of the Acquisition at any time after the end of the Exclusivity Period by giving Notice to the other Party.

Each Party shall be responsible for its own expenses and those of its legal counsel and advisors in connection with pursuing the Acquisition, provided that alternative break-up fee and expense reimbursement arrangements may be specified in the Definitive Agreements.

Board Composition
The Definitive Agreements would provide that the initial Board of Directors of the surviving entity would consist of ten authorized directors, with three directors appointed by WEST’s current Board and acceptable to the CBD Board, namely Barry Cinnamon, Bobby Kennedy, Jr. and Gary Effren (the “WEST Appointees”), and the seven directors of CBD including the current members of the CBD Board.  At the next regularly scheduled annual meeting of shareholders of CBD, all directors, including the WEST Appointees, would be required to stand for re-election in the normal course.

Ongoing Management Composition
In connection with the closing of the Acquisition, the current Chief Executive Officer of WEST, Barry Cinnamon, and the current CFO of WEST, Margaret Randazzo, would be offered an employment agreement providing for an employment period of no shorter than a two (2) year term.  Consideration will be given to offering retention agreements to certain other key members of WEST management, commensurate with their positions and the expectation that the executive team of WEST and its titles and reporting structure would remain unchanged at the divisional level.  The employment agreement for Barry Cinnamon would also specify a title of head of US Operations reporting to Gerry McGowan.  The employment agreement for Margaret Randazzo would also specify a senior finance position.  The duties, compensation and other terms of employment would be specified in such employment agreements and would be included in the Definitive Agreements.

Headquarters	Sydney, Australia

Registration
The combined entity will seek to be listed on the Nasdaq stock exchange, ticker symbol TBD.  CBD would register all of its shares issued to WEST security holders in conjunction with the merger pursuant to a Registration Statement on Form F-4.

Other Considerations
The Definitive Agreements shall include provisions for Break-up Fees, Exclusivity, Confidentiality, and payment of other Fees and Expenses, including legal fees and investment banking advisory fees to Cantor Fitzgerald and Chardan Capital Markets.

Exclusivity
In order to minimize potential disruption to the CBD business and in recognition of the significant resources, forgoing other potential opportunities, and legal, accounting and incidental expenses necessary to properly evaluate and execute the transactions contemplated herein, and to negotiate the terms of, and consummate, the transaction contemplated hereby, WEST agrees that during the period (the “Exclusivity Period”) commencing on the date hereof and ending on the earlier of (x) CBD’s delivery of Notice of CBD’s abandonment of the Acquisition and (y) the later of the following (1) March 15, 2012, (2) 25 days after the Special Committee Formation Date, (3) if the CBD Funding occurs and CBD provides Notice to WEST of CBD’s election to extend the Exclusivity Period in accordance with the terms hereof, then April 15, 2012, and (4) the date to which exclusivity has been otherwise extended in accordance with this Term Sheet, WEST will not, and shall cause each of its affiliates and representatives not to, directly or indirectly enter into any agreement or understanding, with any corporation, partnership, person, other entity or group (other than CBD) regarding a possible sale, merger, recapitalization or other similar business combination transaction involving all or a material portion of WEST’s business or assets (a “Competing Transaction”). For elimination of doubt, the following are not deemed to be a Competing Transaction, and WEST may continue to pursue: 1) discussions with third parties in regard to potential debt or equity capital financing transactions related to funding WEST’s operations beyond March 15, 2012; 2) intellectual property/technology sales or transfers, and licensing and product distribution transactions, including potential joint venture transactions in which WEST would transfer or license technology rights in return for up-front payments, JV ownership interests and/or royalty rights from such joint venture; and 3) litigation and related potential licenses/settlements. Notwithstanding anything herein to the contrary, the Exclusivity Period shall be automatically extended for successive seven-day periods unless either CBD or WEST provides the other Party with Notice of its election not to extend the effectiveness of this provision of this Term Sheet at least three days before the end of the relevant term. If, during the Exclusivity Period, WEST receives any substantive request for material non-public information or a substantive indication of interest from any person or entity with respect to proposed terms of a Competing Transaction, WEST will promptly (within one business day) disclose in writing to CBD the receipt of such request or indication of interest and provide to CBD the material terms of any indication of interest and provide copies of any substantive correspondence or other written material received in connection therewith. In addition, WEST hereby confirms to CBD that, as of the date of this Term Sheet, all discussions or negotiations with any other person or entity regarding any proposal for a Competing Transaction have terminated and ceased, that WEST did not breach the exclusivity provision under the Original Term Sheet, and that WEST has no obligation as of the date of this Term Sheet to (i) enter into or discuss a Competing Transaction with any other person or entity, or (ii) refrain from doing so with CBD. Any violation of this Exclusivity provision will result in a penalty payment to CBD of $350,000 for each such occurrence, immediately due and payable.

Upon expiration of the Exclusivity Period, this Term Sheet will terminate, except that the following terms of this Term Sheet will not terminate: “Termination/Expenses,” “Exclusivity,” “Confidentiality,” “Notices,” “Assignment,” “No Third-Party Beneficiaries,” “Governing Law,” and “Severability.”

Confidentiality
The Parties shall make no public announcement concerning this Term Sheet, their discussions or any other memoranda, letters or agreements between the Parties relating to the Acquisition or any prospective transaction unless disclosure is required under applicable law and marketplace rules; except that the Parties shall cooperate to draft and, no later than 8:30 a.m. (New York time) on February 16, 2012, release a joint press release with respect to the Parties’ entry into this Term Sheet.  In the event either Party determines that it is required to make a public announcement or public filing, it will make all reasonable efforts to first provide the other Party with a copy of the proposed announcement or filing and an opportunity to comment thereon, to the extent practicable consistent with applicable disclosure deadlines. Unless required by law and except as provided above, under no circumstances will either Party discuss or disclose the terms of this Term Sheet with or to any third party other than the legal, accounting and financial advisors of the respective Parties who have a need to know such information solely for purposes of assisting with the Acquisition.

Notices
Any notice, request, waiver, consent, approval, or other communication (any of the foregoing, a “Notice”) that is given pursuant to this Term Sheet, must be in writing and will be deemed given only as follows:

(i) on the date established by the sender as having been delivered personally;

(ii) on the date delivered by a private, internationally recognized, overnight courier as established by the sender by evidence obtained from the courier;

(iii) if sent by facsimile, then upon confirmation of transmission thereof and (1) if such transmission is received during normal business hours of the recipient, then on the date of such transmission as indicated in such confirmation, and (2) if such transmission is not received during normal business hours of the recipient, then on the next business day after the date of such transmission as indicated in such confirmation;

(iv) on the third business day after the date mailed, by certified or registered mail, return receipt requested, international postage prepaid;

(v) if delivered by email of a Notice in portable document format (.pdf), then at the time at which the confirmation of receipt is generated by the recipient Party opening the email message (and creating a record of receipt of the transmission) or such email message is otherwise acknowledged by the recipient Party.

Any Notice must be addressed (depending upon the method of notice) as follows:

If to WEST, then to:

Westinghouse Solar
1475 South Bascom Avenue, Suite 101
Campbell, CA  95008

Attention: Margaret R. Randazzo
Facsimile: (408) 371-5105
Email: mrandazzo@westinghousesolar.com

If to CBD, then to:

CBD Energy Limited
Suite 2 - Level 2
53 Cross Street
Double Bay, Australia  NSW 2028

Attention: Gerry McGowan, Managing Director
Facsimile: +61-2-9363-9995
Email: gerrymcgowan@cbdenergy.com.au

Notwithstanding the foregoing contact information set forth in this section, a Party is permitted to validly deliver a Notice pursuant hereto to such other address or to the attention of such person or persons as the recipient Party has specified by prior written notice (in accordance with this section) to the sending Party.  If more than one method for sending Notice as set forth above is used, then the earliest notice date established as set forth in this Section will control for purposes of determining when such Notice is deemed to have been given.

Assignment
Each Party shall not, and shall not purport, to assign any of such Party’s rights hereunder or delegate and of such Party’s obligations hereunder (and shall not enter into any agreement that requires any such assignment or delegation) without the prior written consent of each other Party.

No Third-Party Beneficiaries
No provision hereof is intended to confer, will not confer, and will not be deemed to confer upon any person other than the Parties, their respective successors, and their respective permitted assigns any rights or remedies hereunder.

Governing Law	This Term Sheet shall be governed by the laws of Delaware.

Severability
If any portion or provision of this Term Sheet is to any extent determined illegal, invalid, or unenforceable by a court of competent jurisdiction, then the remainder of this Term Sheet, and the application of such portion or provision in circumstances other than those as to which such portion or provision is so declared illegal, invalid, or unenforceable, as applicable, will not be affected thereby. Without limiting the generality of the immediately foregoing sentence, if any portion or provision of this Term Sheet is determined by any court of competent jurisdiction to be unenforceable by reason of excessive scope as to geographic, temporal, or functional coverage, then such provision will be deemed to extend only over the maximum geographic, temporal, and functional scope as to which it is permitted to be enforceable.

If this Term Sheet reflects our mutual understanding regarding the matters stated herein, please execute a copy of this Term Sheet where indicated below and return it to the undersigned.

Very truly yours,

CBD ENERGY LIMITED

By:	/s/ Gerry McGowan
Name: Gerry McGowan Title: Managing Director

AGREED AND ACCEPTED:

WESTINGHOUSE SOLAR, INC.

	By:	/s/ Barry Cinnamon
Name: Barry Cinnamon Title: CEO

[Signature Page to Term Sheet]

Exhibit C

17 February 2012

ASX & MEDIA RELEASE

CBD TO MERGE WITH WESTINGHOUSE SOLAR

Diversified renewable energy company, CBD Energy Limited (ASX: CBD), advises it is in the process of negotiating a merger of its operations with United States based Westinghouse Solar, Inc. (NASDAQ: WEST).

Both companies have agreed a letter of intent, with the terms of a transaction expected to be finalised in March 2012, subject to shareholder approvals by both companies.

Attached with this announcement is a statement agreed between CBD and Westinghouse Solar which has also been issued today to NASDAQ.

For some time CBD has been looking for a point of entry into the United States market and it considers a merger with Westinghouse Solar to be an ideal fit with CBD’s operations.

CBD will advise further as negotiations are concluded.

FOR FURTHER INFORMATION:
Mr Gerry McGowan	Media inquiries:
Managing Director, CBD Energy Limited	Ian Westbrook, +61 407 958 137

ABOUT CBD ENERGY
CBD is Australia’s emerging leader in renewable energy, enabling the efficient use of renewable energy, for utilities, businesses and households, through operations in wind, solar, and energy efficiency.

Corporate Headquarters: 1475 South Bascom Avenue, Suite 101, Campbell, CA 95008

Investor Relations Contact:	Company Contact:
Matt Selinger	Barry Cinnamon, Chief Executive Officer
Genesis Select	Westinghouse Solar
(303) 415-0200	(408) 402-9400
mselinger@genesisselect.com	bcinnamon@westinghousesolar.com

Westinghouse Solar Announces Letter of Intent for Merger with
CBD Energy, Diversified Renewable Energy Company

Campbell, CA, February 16, 2012 – Westinghouse Solar, Inc. (Nasdaq: WEST), a designer and manufacturer of solar power systems, today announced that it has signed a letter of intent to pursue a business combination with CBD Energy (ASX:CBD.AX), a diversified renewable energy company based in Sydney, Australia. Key terms of the transaction have been approved by the boards of directors of both companies, subject to satisfactory completion of due diligence and definitive agreements. The companies are targeting prompt execution of definitive documents in early March and a third quarter closing date, subject to shareholder approvals and other customary closing conditions. The contemplated transaction structure would be effected solely through an exchange of shares. In a separate press release, Westinghouse Solar today also announced its fourth quarter and full year 2011 financial results.

“Out of our discussions with CBD Energy since they made an investment in December 2011, we have concluded that a merger will produce synergies between the two companies and create a larger, diversified business with competitive advantages in the renewable energy sector,” said Barry Cinnamon, CEO of Westinghouse Solar. “We are very excited about the international growth opportunities that this transaction will create for the combined enterprise and the potential benefits for the shareholders of both CBD and Westinghouse Solar.”

“The United States is forecast to be one of the largest markets for solar energy generation in the next few years. Consequently, CBD has been looking for a point of entry into the US market for some time and believes that the acquisition of Westinghouse Solar is an ideal fit for that purpose,” said Gerry McGowan, CEO of CBD Energy. “Moreover, the Westinghouse Solar technology and product suite appear to have immediate applicability to CBD’s Australian residential market that we hope will yield improvements in market share and profitability. The combination of synergies is expected to result in the prospective transaction being accretive to CBD earnings from consummation, and throughout our 2013 fiscal year.”

Under the terms conditionally approved by the Westinghouse Solar and CBD Boards of Directors and outlined in a letter of intent (“LOI”), Westinghouse Solar shareholders would receive shares of common stock in CBD Energy in exchange for their shares of Westinghouse Solar. The terms of the LOI would result in the current holders of equity securities of CBD owning 85% of the combined company common stock, and the equity holders of Westinghouse Solar (on a fully diluted basis, including convertible securities, options and warrants) owning 15% of the combined company common stock, prior to the effect of any future capital financing transactions by either company. CBD intends to apply for listing on the Nasdaq Stock Exchange prior to consummation of the transaction. Although the key terms of the LOI are non-binding and subject to change, the LOI includes binding provisions granting CBD exclusivity to negotiate a definitive agreement and breakup fees applicable under certain circumstances.

Chardan Capital Markets, LLC is the exclusive financial advisor to CBD in connection with the proposed transaction.

About Westinghouse Solar: (NASDAQ:WEST)

Westinghouse Solar is a designer and manufacturer of solar power systems. In 2007, Westinghouse Solar pioneered the concept of integrating the racking, wiring and grounding directly into the solar panel. This revolutionary solar panel, originally branded "Andalay", quickly won industry acclaim. In 2009, the company again broke new ground with the first integrated AC solar panel, reducing the number of components for a rooftop solar installation by approximately 80 percent and lowering labor costs by approximately 50 percent. This first AC panel, which won the 2009 Popular Mechanics Breakthrough Award, has become the industry's most widely installed AC solar panel. Award-winning Westinghouse Solar Power Systems provide the best combination of safety, performance and reliability, while backed by the proven quality of the Westinghouse name. For more information on Westinghouse Solar, visit www.westinghousesolar.com.

The Westinghouse Solar logo is available at: http://www.globenewswire.com/newsroom/prs/?pkgid=7801

About CBD Energy (ASX:CBD)

CBD Energy is Australia's emerging leader in renewable energy, enabling the efficient use of renewable energy for utilities, businesses and households through operations in wind, solar, energy storage and engineering. For its fiscal year ended 30 June 2011, CBD recorded revenue of A$164.5 million and profit after tax of A$4.8 million. CBD is one of the largest non-utility suppliers and installers of solar energy generation equipment for both large- and domestic-scale operation in Australia. Utilizing its globally-competitive supply chain, CBD is also currently developing and profitably installing solar projects in Europe and Southeast Asia, both directly and through joint ventures. For more information on CBD Energy, visit http://www.cbdenergy.com.au/.

Forward-Looking And Cautionary Statements – Safe Harbor

This press release contains forward-looking statements, including with respect to the negotiation, implementation and effects of a proposed business combination between Westinghouse Solar, Inc. (“Westinghouse Solar”) and CBD Energy Limited (“CBD”), that may result from the non-binding term sheet. Those statements and statements made in this release that are not historical in nature, including those related to future synergies, competitive advantages and profitability, constitute forward-looking statements within the meaning of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by the use of words such as “expects,” “projects,” “plans,” “will,” “may,” “anticipates,” believes,” “should,” “intends,” “estimates,” and other words of similar meaning. These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them. These statements are subject to risks and uncertainties that cannot be predicted or quantified, and our actual results may differ materially from those expressed or implied by such forward-looking statements. For Westinghouse Solar, these statements are subject to the following risks and uncertainties: difficulties, delays, unexpected costs or the inability to reach definitive documents with respect to, or consummate, the proposed business combination with CBD and other transactions referred to in this press release and those described in the documents we file with the U.S. Securities and Exchange Commission, and risks associated with the inherent uncertainty of future financial results, additional capital financing requirements, and development of new products by us or our competitors. All forward-looking statements included in this release are made as of the date of this press release, and Westinghouse Solar assumes no obligation to update any such forward-looking statements.

STATEMENT REGARDING ADDITIONAL INFORMATION THAT MAY BECOME AVAILABLE

If a transaction is to be proposed to the stockholders of Westinghouse Solar and CBD, Westinghouse Solar and CBD would file with the Securities and Exchange Commission and distribute a Registration Statement on Form F-4 covering securities to be issued in the transaction. Westinghouse Solar shareholders would receive a prospectus and proxy/consent solicitation statement in connection with such transaction. The final terms of the prospective merger of Westinghouse Solar and CBD remain subject to change and would only be reflected in a binding definitive agreeement that remains to be negotiated between the companies. A copy of the definitive merger agreement would be filed along with the prospectus. Westinghouse Solar stockholders would be urged to read these and any other related documents the corporation may issue. If and when these documents are filed, they can be obtained for free at the SEC’s website, www.sec.gov. Additional information on how to obtain these documents from Westinghouse Solar would be made available to stockholders if and when a transaction is to occur. CBD would provide disclosure and arrange for solicitation of the votes of its shareholders in accordance with Australian regulations following execution of a binding agreement. Such documents are not currently available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Westinghouse Solar, its directors and executive officers, may be deemed to be participants in the solicitation of proxies or consents from Westinghouse Solar’s stockholders in connection with any transaction that might be proposed to such stockholders. Information about the directors and executive officers of Westinghouse Solar and their ownership of CBD and Westinghouse Solar stock will be included in the prospectuses and proxy/consent solicitation statements if and when they become available.